evrmore

is here to help young people
turn adversity into resiliency
using Empathy AI™

a smart companion
that helps everyone build
core values and a path forward

30k USERS
583% user growth
per month

1st MOVER ADVANTAGE
using emotion AI
for underserved youth

2020 HEADSTREAM
Accelerator Finalist
with support from Melinda Gates' Pivotal Ventures



Pamela Pavliscak
Author of Emotionally Intelligent Design - O'Reilly

Pratt

Evrmore is a compelling, intuitive experience for young people to understand themselves and bring compassion to others in a particularly anxious time.

Art by Keiji Yano

PROBLEM: Social technologies have been delivering grave metrics for youth

#2

Leading cause of death for 13-25 yr olds

48,344 Americans died by suicide in 2020


Social Media Upward Trending - Usage and Market Saturation
700
600
500
400
200
100
Girls Age 15-19
Girls Age 10-14
+62%
Since 2009
+189%
Since 2009
2001
2003
2005
2007
2009
2011
2013
2015
Source: Centers for Disease Control and Prevention

current social platforms are not geared towards quality of life and wellness at scale and don't provide young people with the care and connections they need

OPPORTUNITY: A breakthrough category in social technology that combines wellness and personal development

UTILITY + COMMUNITY BASED ON LIFE CONTEXT

Personal/Life Events

Social Interactions

Environmental Changes

93% of youth

surveyed want a VOICE TOOL for talking things out and self-discovery.

"We want our own tool that helps us build confidence and future opportunities."

At a time when despair & trauma are compounded at home/school/virtually

we have the tech to address them at scale

ALL parents surveyed

want a single tool that helps with building a GOOD HOME LIFE

"We have report cards for everything: school, health and fitness, but **how about for well-being?**"

Research Scape 2020 Voice Companion Survey of 6,000 US adolescents between the age of 15-25

SOLUTION: An app that uses the latest AI to achieve empathy in caring for YOUNG PEOLE (13-25) & FOR SCHOOLS

powered by **Empathy AI®**

A smart journal you talk to that helps you

make important self-discoveries

form interest-based connections

stay on track across all life stages

Fastest & Most Accurate Speech Recognition + **Emotion Calibration Using Machine Learning**


9:45
evrCast
people are listening
MOODS
Time Capsules
See All
Last Week
This Week
Looking back, you're way stronger at dealing with that type of personal interaction today ...
3 weeks ago
14 15 16 17 18 19 20
6 New Time Capsules
Today was kind of great since I overcame this ...
Internship opportunity
THEMES
You're learning how to see the bigger picture in similar situations.
I'm excited for art Zoom later. We're using AR ...
being brave
Media & Tech Class
Steph's Private Channel
evrCast / 15+ listening
That was dope! What a
First-Year Social
Social Relatedness

People with certain learning disabilities such as dysgraphia and dyslexia will benefit from a consistent channel for vocalization *

Starter Market - D2C + B2B2C Edtech


The Perceptive Altruist

Pricing Models

MRR - Consumer

D2C

$10 / month

Freemium with in-app paid features

+

YRR - Edtech

B2B2C

$100k / year

$ 2-5 / student

Tiered contract model with customizations or LMS integration


Active curricula: 24
Media & Technology
Overall engagement: Needs improvement
Fall 2020
Interests & Influence Radius
First-Year Students
Interest: Behavioral Design
Level of support

Revenue target

Beta

DEC 2020 - App Launch

30k+ consumer and academia users

with international representation (English-Speaking)

$800k

Initial Investment Opportunity

$8.2 million

Revenue First 12 Months

these are forward looking projections and are not guaranteed

MARKET — $98 BILLION GROWTH BY 2024

$56 billion by 2024

Augmented psychometrics for learner insight will continue to accelerate the global education & training expenditure


56.0
21.6

Emotion detection and soft skills development are completely untapped and desperately needed in edu & wellness sectors.

Plus adjacent

$42 billion

personal development market

these are forward looking projections and are not guaranteed

COMPETITION — TOO MANY SCRIPTED CHATBOTS THAT HIJACKS THE USER'S NARRATIVE

Evrmore uses emotion AI that provides life context and a natural user experience

Evrmore breaks out of boring chat-based experiences and heightens engagement with context + narrative that doesn't pigeon-hole the user's emotional states

Our traction so far

	30k +	adolescent users & parents/caretakers
contract intents	**6-8**	edu institution & wellness partnerships
patents in-progress	**2-3**	software & business methods


+ More Human
User-Centric
THERAPY ROULETTE
betterhelp
Premium Paywall
talkspace
VOICE + CONTEXT
evrmore context-driven life companion
+ More Sticky
Narrative-Driven
youper
Not-There-Yet Tech Fails
Woebot Health
SCRIPTED CHATBOTS
Calm
headspace
Nagging Notifications
Jour
SALAD MENUS

Bloomberg Business 2019

MILESTONES — NEXT 12 MONTHS

"Please launch already. We can't wait to use it!!!"



"This is fascinating and I wish it existed when I was falling apart ..."


Age
18-24
25-34
35-44
45-54
55-64
65+
50%
40%
30%
20%
10%
0%

Q4 2019

Market research & initial traction

Preboard 30k users

Now

App launch

+ boost launch marketing efforts
+ develop higher ed partnerships

Onboard 25k+ student users and 2 schools

RAISING PRE-SEED $800K

RAISING $250k on Wefunder with overall goal of raising $800k by Q1 2021

Q1 2021

Edtech dashboard launch

+ phase 1 mentors onboarding
+ Alexa Skills development

Q4 2021

Healthtech dashboard launch

+ phase 2 therapists onboarding
+ develop health systems partnerships

Revenue target $8.3 million

ACQUISITION STRATEGIES — YEAR 1

CAC <$1.00/user

Consistent and scalable growth via social marketing and partnerships

Weekly user growth

+572.6%

User retention

97.3%

every .75 cents leads to →

D2C

Per user MRR **$10 / month**

Your +1 or fam

Subscription Multipliers
- INVITE A FRIEND AT SIGNUP
- FAMILY PLANS

$6 million

$10 user sign-up

Key Drivers Instagram + FB

B2B2C (edu)

Per contract YRR **$100k / year**

District onboarding

Network Effect
- FACULTY & MENTOR INCENTIVES
- CORPORATE PARTNERSHIPS

$3 million

3 demo requests

AWS EdStart + Alexa Partnership

AWS EdStart MEMBER aws

these are forward looking projections and are not guaranteed

THE TEAM — A POTENT MIX OF DIGITAL HEALTH, PSYCHOLOGY, PRODUCT + EQUITY



FOUNDER
Ivy Mahsciao
CEO

Product Management
MIT System Dynamics
Learning Sciences
& Digital Psychology



ADVISOR
Fabio Gratton
Voice Technology

Life Sciences Innovator & Leader
CEO of Inc. 5000 Companies in Patient Research + Engagement



ADVISOR
Ali Mostashari, PhD
Growth & Strategy

World Economic Forum & UNDP
CEO of Lifenome
Systems + Programmatic Development



ADVISOR
Dr. Miles Neale, PhD
Psychotherapy

Weill Cornell Medical College
Faculty Member
Trauma-Informed Psychotherapy



ADVISOR
Pamela Pavliscak
Behavioral Research

Author, Keynote Speaker
Pratt Institute Professor
Behavioral + Affective Health

evrmore

Because we're not a passive receiver of sensory inputs — but an active constructor of our action & human potential

SUMMARY

When people know how to develop their personal values, they're empowered to own their own narrative and do well in life

Big Opportunity in Growth Markets

$8T psychometrics for education & wellness

Strong and Agile Team

Deep market/tech/execution experience

Technology Advantage

2 provisional patents in-progress

$2,724,000+

of monetary benefit per adolescent

The Collaborative for Academic, Social, and Emotional Learning (CASEL)